Exhibit 99.2

QIWI plc

Unaudited interim condensed consolidated

financial statements

June 30, 2023

QIWI plc

Unaudited interim condensed consolidated financial statements

June 30, 2023

Content

Report of Independent Registered Public Accounting Firm	F-2

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	F-3
Interim condensed consolidated statement of comprehensive income	F-4
Interim condensed consolidated statement of cash flows	F-5
Interim condensed consolidated statement of changes in equity	F-6

Notes to interim condensed consolidated financial statements	F-8

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

QIWI plc:

Results of Review of Interim Financial Information

We have reviewed the interim condensed consolidated statement of financial position of QIWI plc and subsidiaries (the “Group”) as of June 30, 2023, the related interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022, interim condensed consolidated statements of cash flows and changes in equity for the six-month periods ended June 30, 2023 and 2022, and the related notes (collectively referred to as the “interim condensed consolidated financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the interim condensed consolidated financial information for it to be in conformity with IAS 34 Interim Financial Reporting.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2022, the related consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (not presented herein); and in our report dated March 31, 2023, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This interim condensed consolidated financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of interim consolidated condensed financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ JSC “Kept”

Moscow, Russia

August 16, 2023

QIWI plc

Interim condensed consolidated statement of financial position

(in millions of rubles)

	Notes	As of December 31, 2022	As of June 30, 2023 (Unaudited)
Assets
Non-current assets
Property and equipment		1,163	1,271
Goodwill and other intangible assets		13,126	13,077
Investments in associates	13	303	579
Long-term debt securities	21	2,946	4,991
Long-term loans issued	6, 21	843	623
Other non-current assets		257	241
Deferred tax assets		208	242
Total non-current assets		18,846	21,024

Current assets
Trade and other receivables	7	15,194	12,169
Short-term loans issued	6	14,200	16,728
Short-term debt securities	21	14,029	28,809
Other current assets	9	2,195	1,846
Cash and cash equivalents	8	47,462	39,570
Total current assets		93,080	99,122
Total assets		111,926	120,146

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserves		2,696	2,352
Retained earnings		39,941	48,935
Translation reserve		401	169
Total equity attributable to equity holders of the parent		56,983	65,401
Non-controlling interests		912	977
Total equity		57,895	66,378

Non-current liabilities
Long-term deferred income		1,154	1,062
Long-term lease liabilities	14	133	84
Other non-current liabilities		156	81
Deferred tax liabilities		1,847	1,749
Total non-current liabilities		3,290	2,976

Current liabilities
Trade and other payables	10	33,048	29,740
Customer accounts and amounts due to banks	11	11,203	15,011
Short-term debt	12	3,922	3,745
Short-term lease liabilities	14	300	302
Other current liabilities	9	2,268	1,994
Total current liabilities		50,741	50,792
Total equity and liabilities		111,926	120,146

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

(in millions of rubles, except per share data)

(Unaudited)

	Notes	Three months ended	Six months ended	Three months ended	Six months ended
		June 30, 2022		June 30, 2023
Revenue:		14,015	23,732	18,037	35,909
Revenue from contracts with customers	15	11,650	19,460	15,645	31,373
Interest revenue calculated using the effective interest rate	15	1,929	3,381	1,944	3,708
Fees from inactive accounts and unclaimed payments		436	891	448	828
Operating costs and expenses:		(7,425)	(13,732)	(13,295)	(26,997)
Cost of revenue (exclusive of items shown separately below)	16	(3,807)	(7,219)	(8,843)	(18,163)
Selling, general and administrative expenses	17	(773)	(1,544)	(1,184)	(2,143)
Personnel expenses		(2,002)	(3,675)	(3,034)	(5,785)
Depreciation and amortization		(287)	(564)	(315)	(624)
Credit loss (expense)/income	6,7,8	(520)	(694)	81	(282)
Impairment of non-current assets		(36)	(36)	–	–
Profit from operations		6,590	10,000	4,742	8,912
Gain from disposal of subsidiary		–	–	–	424
Share of loss of an associate		–	–	(5)	(44)
Foreign exchange gain/(loss), net		(2,369)	(2,810)	1,296	2,115
Other income and expenses, net		22	111	(262)	(246)
Profit before tax		4,243	7,301	5,771	11,161
Income tax expense	18	(1,433)	(2,234)	(954)	(1,845)
Net profit for the period		2,810	5,067	4,817	9,316
Attributable to:
Equity holders of the parent		2,625	4,799	4,653	8,994
Non-controlling interests		185	268	164	322

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		88	76	143	213
Net gain recycled to profit or loss upon disposal		–	–	–	(424)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax		964	110	(77)	(64)
Net gain recycled to profit or loss upon disposal		–	–	(18)	(18)
Share of other comprehensive Income of an associate		–	–	(1)	3
Total other comprehensive (loss)/income, net of tax		1,052	186	47	(290)

Total comprehensive income, net of tax		3,862	5,253	4,864	9,026
Attributable to:
Equity holders of the parent		3,697	5,006	4,689	8,683
Non-controlling interests		165	247	175	343

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent		41.93	76.75	74.20	143.42
Diluted, earnings attributable to ordinary equity holders of the parent		41.93	76.75	74.20	143.42

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

(in millions of rubles)

(Unaudited)

		Six months ended
	Notes	June 30, 2022	June 30, 2023
Operating activities

Profit before tax		7,301	11,161
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
Depreciation and amortization		564	624
Foreign exchange loss/(gain), net		2,810	(2,115)
Interest income, net	15	(3,212)	(3,540)
Credit loss expense		694	282
Share of loss of an associate		–	44
Gain from disposal of subsidiary		–	(424)
Impairment of non-current assets		36	–
Other		78	277
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables		(1,739)	2,847
Decrease in other assets		144	884
Increase in customer accounts and amounts due to banks		3,728	3,213
Decrease in accounts payable and accruals		(5,345)	(4,519)
(Decrease)/Increase in other liabilities		313	(328)
Increase in loans issued as operating activity		(1,670)	(2,459)
Cash generated from operations		3,702	5,947
Interest received		3,569	4,140
Interest paid		(283)	(196)
Income tax paid		(1,033)	(2,266)
Net cash flow generated from operating activities		5,955	7,625
Investing activities
Cash used in business combinations	4	(215)	(50)
Cash paid for investments in associates	4	–	(315)
Proceeds from sale of an associate	4	4,855	–
Purchase of property and equipment		(133)	(359)
Purchase of intangible assets		(106)	(141)
Proceeds from sale of fixed and intangible assets		5	27
Loans issued		(7)	(19)
Repayment of loans issued		30	79
Purchase of debt securities		(1,737)	(19,873)
Proceeds from sale and redemption of debt instruments		–	3,150
Net cash flow generated from investing activities		2,692	(17,501)
Financing activities
Repayment of debt		(392)	(161)
Payment of principal portion of lease liabilities	14	(34)	(57)
Dividends paid to non-controlling shareholders		(106)	(218)
Transactions with non-controlling interest		–	(304)
Net cash flow used in financing activities		(532)	(740)
Effect of exchange rate changes on cash and cash equivalents		(2,068)	2,724
Effect of change in ECL on cash and cash equivalents		(10)	–
Net increase/(decrease) in cash and cash equivalents		6,037	(7,892)
Cash and cash equivalents at the beginning of the period	8	33,033	47,462
Cash and cash equivalents at the end of the period	8	39,070	39,570

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

(in millions of rubles, except number of shares)

(Unaudited)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2023		62,712,975	1	1,876	12,068	2,696	39,941	401	56,983	912	57,895
Profit for the period		–	–	–	–	–	8,994	–	8,994	322	9,316
Other comprehensive income:
Foreign currency translation		–	–	–	–	–	–	(232)	(232)	21	(211)
Debt instruments at FVOCI		–	–	–	–	(82)	–	–	(82)	–	(82)
Share of OCI of an associate		–	–	–	–	3	–	–	3	–	3
Total comprehensive income for the period		–	–	–	–	(79)	8,994	(232)	8,683	343	9,026

Purchase of additional interest in subsidiary	4	–	–	–	–	(265)	–	–	(265)	(39)	(304)
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(218)	(218)
Other		–	–	–	–	–	–	–	–	(21)	(21)
Balance as of June 30, 2023		62,712,975	1	1,876	12,068	2,352	48,935	169	65,401	977	66,378

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

(in millions of rubles, except number of shares)

(Unaudited)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2022		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840
Profit for the period		–	–	–	–	–	4,799	–	4,799	268	5,067
Other comprehensive income:
Foreign currency translation		–	–	–	–	–	–	97	97	(21)	76
Debt instruments at FVOCI		–	–	–	–	110	–	–	110	–	110
Total comprehensive income for the period		–	–	–	–	110	4,799	97	5,006	247	5,253

Share-based payments		263,841	–	–	–	86	–	–	86	–	86
Exercise of options		11,366	–	–	–	–	–	–	–	–	–
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(106)	(106)
Business combinations	4	–	–	–	–	–	–	–	–	39	39
Other		–	–	–	–	(1)	–	–	(1)	–	(1)
Balance as of June 30, 2022		62,712,975	1	1,876	12,068	2,571	31,621	639	48,776	335	49,111

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited)

(in millions of rubles, except when otherwise indicated)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the three and six months ended June 30, 2023 were authorized for issue on August 16, 2023.

The Company was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2023.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million except where otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2022, included in the annual report on form 20-F.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of January 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective for the Group from January 1, 2023, but did not have any material impact on the financial statements of the Group:

-	IFRS 17 Insurance Contracts (issued in May 2017)
-	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (issued in December 2021)
-	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021)
-	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021)
-	Amendments to IAS 12 Income tax: Deferred tax related to assets and liabilities arising from a single transaction (issued in May 2021) and International Tax Reform—Pillar Two Model Rules (issued in May 2023)

2.3. Changes in presentation

In 2023 the Group decided to present Payment processing fees and Other revenue as a single «Revenue from contracts with customers».

The effects of the change in presentation on the previously reported amounts in interim condensed consolidated statement of comprehensive income are set out below:

	Three months ended	Six months ended	Three months ended	Six months ended
	June 30, 2022		June 30, 2022
	As previously reported		Restated
Revenue from contracts with customers	–	–	11,650	19,460
Payment processing fees	10,839	17,787	–	–
Other revenue	811	1,673	–	–

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2022	As of June 30, 2023
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfers and Bank operations	100%	100%
QIWI Payments Services Provider Ltd (UAE)[1]	Operation of online payments	100%	–
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI Technologies LLC (Russia) (Note 4)	Software development	80%	100%
ROWI Factoring Plus LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC Polet Finance LLC(Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)	Software development	51%	51%
Flocktory LLC (Russia)	Research and development	100%	100%
Qiwi Lab LLC (Russia)	Software development	100%	100%
QIWI Payments LLC (Russia) (Note 4)	Software development	80%	100%
IntellectMoney LLC (Russia)	Software development	100%	100%
Managing Company "RealWeb" LLC (Russia)	Management services	100%	100%
IA RealWeb LLC (Russia)	Digital marketing	75%	75%
Sfera LLC (Russia)	Digital marketing	83%	83%
Centra LLC (Russia)	Software development	100%	100%
Fusion Tech LLC (Russia) [3]	Digital marketing	100%	–
De Vision LLC (Russia)	Software development	75%	75%
Vailmobail LLC (Russia)	Digital marketing	75%	75%
Konversiya LLC (Russia)	Recruitment services	75%	75%
IA REAL WEB CJSC (Armenia)	Digital marketing	75%	75%
RW Consulting SIA (Latvia)	Digital marketing	83%	83%
RealWeb Latvia SIA (Latvia)	Digital marketing	83%	83%
IT LAB AND PAYMENTS FE LLC (Uzbekistan)	Software development	100%	100%
Epic Growth LLC (Russia)[2]	Digital marketing	–	83%
Data Go LLC (Russia)[2]	Software development	–	75%
Associate
Advanced Digital Applications Holding Ltd (BVI)	Operation of on-line payments	9.91%	12.6%

[1]	The entity was liquidated during 2023
[2]	The entities were acquired in 2023 for insignificant consideration
[3]	The entity was sold in 2023 for insignificant consideration

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations

2022

Taxiaggregator

During December 2021 - January 2022, the Group completed a series of transactions related to the acquisition of assets of the Taxiaggregator business combined with the hiring of its employees into an existing Group subsidiary QIWI Technologies LLC. In January 2022, the Group obtained control over the Taxiaggregator business. As a result, the Group came to own 80% of the business with the remaining 20% owned by the founder of Taxiaggregator. The acquisition has been accounted for using the acquisition method.

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface and get instant payouts after each trip. The transaction falls within the Group’s strategy to further develop its value proposition in payment segment for self-employed. QIWI had been an exclusive payment partner of Taxiaggregator form its inception. The Group’s expenses for information services from the business for the year ended December 31, 2021, amounted to 139.

The consideration measured at fair values comprised the following:

The acquisition date fair value of the Group’s previously held interest	116
Cash consideration	706
Total consideration transferred	822

Cash consideration has been paid in full as of March 31, 2022 (215 during the first quarter 2022 and 491 during the year 2021).

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Intangible assets	233
Software	64
Client base	169
Deferred tax liabilities	(39)
Total identifiable net assets at fair value	194
Group’s share of net assets acquired (80%)	155
Goodwill arising on acquisition	667

The Goodwill resulted as the difference between group’s share of fair value of net assets acquired in the business combination and the consideration paid amounted to 667 and related to potential synergy with the Payment services segment of the Group. Goodwill was allocated to CGU Payment services. None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenue and net profit of Taxiaggregator business from the acquisition date to December 31, 2022 was insignificant.

During the second quarter of 2023, the Group acquired remaining 20% for the amount of 304.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations (continued)

RealWeb

During December 2022, the Group completed a series of transactions related to the acquisition of subsidiaries of RealWeb group. In the middle of December 2022, the Group obtained control over the RealWeb business. As a result, the Group owns 79% of the business and has the intention to increase its share to 100% during the year 2023. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and RealWeb were not significant.

RealWeb is a leading full-cycle digital marketing service provider in Russia, which provides context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services. The transaction allows the Group to attain leading positions in the growing advertising and digital marketing business segments based on RealWeb’s expertise, and to further diversify the Group’s product portfolio.

The consideration transferred to the seller comprised cash only and amounted to 1,773.

The provisional fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Net assets acquired:	Fair value
Intangible assets	1,163
Software	792
Trademarks	371
Trade and other receivables	3,248
Cash and cash equivalents	3,089
Other assets	116
Deferred tax	(123)
Trade and other payables	(6,140)
Other liabilities	(273)
Total identifiable net assets at fair value	1,080
Group’s share of net assets acquired (79%)	849
Goodwill arising on acquisition	924

The Group applied the relief-from-royalty method to determine the fair value of the trademarks and replacement cost approach to determine the fair value of the software. The significant assumptions used to estimate the fair value of the trademarks are the forecasted revenue growth rates, royalty rate and discount rate. The significant assumptions used to estimate the fair value of the software are the number of staff hours required to develop the software and the related personnel cost.

The provisional Goodwill calculated as the difference between the Group’s share of the fair value of the identifiable net assets acquired in the business combination and the consideration paid amounted to 924 and related to the expected synergy with the Group’s existing business. Goodwill was allocated to the new CGU RealWeb. None of the goodwill recognised is expected to be deductible for the income tax purposes.

Revenue of RealWeb business from the acquisition date to December 31, 2022, amounted to 981 and the net profit was insignificant. The management of the Group does not provide the information regarding revenue and profit or loss of the combined entity for the year 2022 as though the acquisition happened on January 1, 2022, due to the fact that RealWeb had no financial statements prepared in accordance with IFRS and therefore preparation of such disclosure would have been impracticable.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

4. Acquisitions, disposals and discontinued operations (continued)

RealWeb (continued)

Analysis of cash flows on acquisition:	Amount
Cash paid	(1,773)
Net cash acquired with the subsidiaries	3,089
Total cash acquired in business combination	1,316

Investment in associate

At the end of September, 2022, the Group acquired a minority stake in fintech company that provides financial services for underbanked customers in Middle East and North Africa region. The transaction is in line with the management plans for an expansion to the international fintech markets. Also, as part of the deal, the Group obtained for free the option to increase its stake in the future, valid until the end of August 2024. The Group recognizes this investment as an associate and accounts for it under the equity method, given the Group has call option and representation on the board of directors of the associate

The consideration measured at fair values was made by the following:

Cash consideration transferred ($11 million)	660
Fair value of option received from associate	(333)
Total consideration	327

Cash consideration has been paid in full as of the reporting date.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired:	Fair value
Intangible assets	408
Accounts receivable	610
Cash and cash equivalents	603
Other assets	25
Debt	(512)
Trade and other payables	(204)
Other liabilities	(57)
Total identifiable net assets at fair value	873
Group’s share of net assets acquired	86
Goodwill arising on acquisition	241

Goodwill related to the associate amounted to 241 and is included in the carrying amount of the investment in associate.

At the end of June 2023, the Group invested another tranche of cash in the amount of 315 and recognized additional goodwill of 308.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s interim condensed consolidated statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered his responsibilities as well as the following factors:

-	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);
-	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and
-	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit, which are the metrics the Group uses to measure the performance of its operating segments. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct revenue-related costs. The Group does not monitor balances of assets and liabilities by segment as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each reportable segment.

-	Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.
-	Digital Marketing (DM) is the operating segment that generates revenue through providing context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. After RealWeb acquisition in December 2022 (note 4), DM segment exceeds the quantitative thresholds, thus became reportable. Results of DM segment were previously presented in Corporate and Other category.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

The segments’ interim condensed consolidated statements of income for the six months ended June 30, 2023, as presented to the CODM are presented below:

	Six months ended June 30, 2023
	PS	DM	CO	Total
Segment net revenue	14,159	1,671	1,916	17,746
Segment profit before tax	8,112	375	2,813	11,300
Segment net profit/(loss)	6,462	329	2,623	9,414

The segments’ interim condensed consolidated statements of income for the three months ended June 30, 2023, as presented to the CODM are presented below:

	Three months ended June 30, 2023
	PS	DM	CO	Total
Segment net revenue	7,215	930	1,049	9,194
Segment profit before tax	3,733	250	2,226	6,209
Segment net profit/(loss)	2,926	213	2,095	5,234

The segments’ interim condensed consolidated statements of income for the six months ended June 30, 2022, as presented to the CODM are presented below:

	Six months ended June 30, 2022
	PS	DM	CO	Total
Segment net revenue	14,967	285	1,261	16,513
Segment profit/(loss) before tax	10,735	(37)	(3,121)	7,577
Segment net profit/(loss)	8,601	(26)	(3,285)	5,290

The segments’ interim condensed consolidated statements of income for the three months ended June 30, 2022, as presented to the CODM are presented below:

	Three months ended June 30, 2022
	PS	DM	CO	Total
Segment net revenue	9,318	128	762	10,208
Segment profit/(loss) before tax	6,979	(67)	(2,476)	4,436
Segment net profit/(loss)	5,572	(56)	(2,552)	2,964

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the three and six months ended June 30, 2023 and 2022 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Revenue under IFRS	14,015	23,732	18,037	35,909
Cost of revenue	(3,807)	(7,219)	(8,843)	(18,163)
Total segments net revenue, as presented to CODM	10,208	16,513	9,194	17,746

A reconciliation of segment profit before tax as presented to the CODM to IFRS interim condensed consolidated profit before tax of the Group, for the three and six months ended June 30, 2023 and 2022, is presented below:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Interim condensed consolidated profit before tax under IFRS	4,243	7,301	5,771	11,161
Fair value adjustments recorded on business combinations, and their amortization	98	181	438	563
Gain on disposal of subsidiary	–	–	–	(424)
Impairment of non-current assets	36	36	–	–
Share-based payments	59	59	–	–
Total segments profit before tax, as presented to CODM	4,436	7,577	6,209	11,300

A reconciliation of segment net profit as presented to the CODM to IFRS interim condensed consolidated net profit of the Group, for the three and six months ended June 30, 2023 and 2022, is presented below:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Interim condensed consolidated net profit under IFRS	2,810	5,067	4,817	9,316
Fair value adjustments recorded on business combinations, and their amortization	98	181	438	563
Gain on disposal of subsidiary	–	–	–	(424)
Impairment of non-current assets	36	36	–	–
Share-based payments	59	59	–	–
Effect from taxation of the above items	(39)	(53)	(21)	(41)
Total segments net profit, as presented to CODM	2,964	5,290	5,234	9,414

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Russia	12,681	21,085	14,767	28,757
Other CIS	727	1,409	844	1,738
EU	172	340	1,740	4,186
Other	435	898	686	1,228
Total revenue	14,015	23,732	18,037	35,909

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the six months and the three months ended June 30, 2023 and for the six months ended June 30, 2022. There was one third party customer, which generated revenues in excess of 10% (13.7%) of the Group’s revenue for the three months ended June 30, 2022. This revenue was generated within the PS segment.

Disaggregated revenue information

Disaggregation of revenues from contracts with customers for the six months ended June 30, 2023 are presented below:

	PS	DM	CO	Total
Payment processing fees	17,435	–	–	17,435
Cash and settlement service fees	1,233	–	5	1,238
Platform and marketing services related fees	81	11,377	–	11,458
Fees for guarantees issued	9	–	886	895
Other revenue	237	75	35	347
Total revenue from contracts with customers	18,995	11,452	926	31,373

Disaggregation of revenues from contracts with customers for the three months ended June 30, 2023 are presented below:

	PS	DM	CO	Total
Payment processing fees	8,687	–	–	8,687
Cash and settlement service fees	719	–	3	722
Platform and marketing services related fees	36	5,517	–	5,553
Fees for guarantees issued	4	–	474	478
Other revenue	137	49	19	205
Total revenue from contracts with customers	9,583	5,566	496	15,645

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Disaggregation of revenues from contracts with customers for the six months ended June 30, 2022 are presented below:

	PS	DM	CO	Total
Payment processing fees	17,787	–	–	17,787
Cash and settlement service fees	383	–	77	460
Platform and marketing services related fees	57	379	–	436
Fees for guarantees issued	10	–	590	600
Other revenue	167	–	10	177
Total revenue from contracts with customers	18,404	379	677	19,460

Disaggregation of revenues from contracts with customers for the three months ended June 30, 2022 are presented below:

	PS	DM	CO	Total
Payment processing fees	10,839	–	–	10,839
Cash and settlement service fees	185	–	–	185
Platform and marketing services related fees	23	178	–	201
Fees for guarantees issued	5	–	329	334
Other revenue	86	–	5	91
Total revenue from contracts with customers	11,138	178	334	11,650

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

6. Long-term and short-term loans issued

As of June 30, 2023, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2023	Expected credit loss allowance	Net as of June 30, 2023
Long-term loans
Loans to legal entities, including SME	636	(16)	620
Loans to individuals	3	–	3
Total long-term loans	639	(16)	623
Short-term loans
Factoring loans	12,245	(155)	12,090
Loans to legal entities, including SME	4,881	(327)	4,554
Loans to individuals	193	(109)	84
Total short-term loans	17,319	(591)	16,728

As of December 31, 2022, long-term and short-term loans consisted of the following:

	Total as of December 31, 2022	Expected credit loss allowance	Net as of December 31, 2022
Long-term loans
Loans to legal entities, including SME	871	(28)	843
Total long-term loans	871	(28)	843
Short-term loans
Factoring loans	12,668	(100)	12,568
Loans to legal entities, including SME	1,840	(254)	1,586
Loans to individuals	85	(39)	46
Total short-term loans	14,593	(393)	14,200

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor. The other part of loans issued are not collateralized.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

6. Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2023, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2023	(24)	(120)	(277)	(421)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(162)	40	(68)	(190)
Transfers between stages	121	(2)	(119)	–
Amounts sold and written off	–	–	4	4
ECL allowance as of June 30, 2023	(65)	(82)	(460)	(607)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2023, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2023	(90)	(76)	(363)	(529)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	24	(5)	(97)	(78)
Transfers between stages	1	(1)	–	–
Amounts sold and written off	–	–	–	–
ECL allowance as of June 30, 2023	(65)	(82)	(460)	(607)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2022, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2022	(34)	(5)	(53)	(92)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	–	(120)	(77)	(197)
Transfers between stages	9	(3)	(6)	–
Amounts sold and written off	–	–	7	7
ECL allowance as of June 30, 2022	(25)	(128)	(129)	(282)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2022, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2022	(21)	(65)	(80)	(166)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(7)	(61)	(55)	(123)
Transfers between stages	3	(2)	(1)	–
Amounts sold and written off	–	–	7	7
ECL allowance as of June 30, 2022	(25)	(128)	(129)	(282)

As of June 30, 2023, and December 31, 2022, the Group had no overdue but not impaired loans.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

7.	Trade and other receivables

As of June 30, 2023, trade and other receivables consisted of the following:

	Total as of June 30, 2023	Expected credit loss allowance	Net as of June 30, 2023
Cash receivable from agents	1,623	(178)	1,445
Deposits issued to merchants	5,685	(15)	5,670
Receivables related to marketing activity	3,539	(59)	3,480
Receivables related to guarantees issued and exercised	1,000	(933)	67
Commissions receivable	276	(15)	261
Other receivables	869	(111)	758
Total financial assets	12,992	(1,311)	11,681
Advances issued	488	–	488
Total trade and other receivables	13,480	(1,311)	12,169

As of December 31, 2022, trade and other receivables consisted of the following:

	Total as of December 31, 2022	Expected credit loss allowance	Net as of December 31, 2022
Cash receivable from agents	4,385	(325)	4,060
Deposits issued to merchants	6,771	(15)	6,756
Receivables related to marketing activity	3,422	(20)	3,402
Receivables related to guarantees issued and exercised	686	(589)	97
Commissions receivable	394	(30)	364
Other receivables	226	(37)	189
Total financial assets	15,884	(1,016)	14,868
Advances issued	326	–	326
Total trade and other receivables	16,210	(1,016)	15,194

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2023 and June 30, 2022, was the following:

	2022	2023
ECL allowance as of January 1,	(509)	(1,016)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(106)	(432)
Amounts written off	31	137
ECL allowance as of June 30,	(584)	(1,311)

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended June 30, 2023 and June 30, 2022, was the following:

	2022	2023
ECL allowance as of April 1,	(553)	(966)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(41)	(359)
Amounts written off	10	14
ECL allowance as of June 30,	(584)	(1,311)

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

8.	Cash and cash equivalents

As of June 30, 2023, and December 31, 2022, cash and cash equivalents consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Correspondent accounts with Central Bank of Russia (CBR)	3,025	1,870
Сash with banks and on hand	9,833	12,295
Short-term CBR deposits	27,100	17,300
Other short-term bank deposits	7,507	8,108
Less: Allowance for ECL	(3)	(3)
Total cash and cash equivalents	47,462	39,570

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The banks the Group holds its cash have low credit risk and are approved by the Board of Directors of the Group on a regular basis.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk.

	As of December 31, 2022	As of June 30, 2023
Russian ruble	39,980	28,820
Euro	735	969
US Dollar	2,230	2,346
Chinese Yuan	2,160	2,599
Others	2,357	4,836
Total	47,462	39,570

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

9.	Other current assets and other current liabilities

9.1 Other current assets

As of June 30, 2023, and December 31, 2022, other current assets consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Other financial assets
Reserves at CBR*	63	129
Option received from ADAH	470	158
Restricted cash accounts and payments	2,015	1,035
Less: Allowance for ECL	(1,404)	(1,035)
Total other financial assets	1,144	287
Other non-financial assets
Prepaid expenses	191	178
Tax receivables	288	860
Costs of obtaining a contract	455	495
Other	117	26
Total other current assets	2,195	1,846

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest-bearing accounts. Such mandatory reserves are established by the CBR for liabilities in RUB and in foreign currency according to its monetary policy. The amount is excluded from cash and cash equivalents for the purposes of interim condensed consolidated statement of cash flows and does not have a repayment date.

As of June 30, 2023, cash with banks in the amount of 574 and payments to partners in the amount of 461 were restricted due to the sanctions imposed on certain Russian banks and other restrictions (December 31, 2022 – 2,015). Restricted cash accounts and the related ECL allowance in the amount of 1,035 fall under stage 3 of impairment (December 31, 2022 – 1,404).

9.2 Other current liabilities

As of June 30, 2023, and December 31, 2022, other current liabilities consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Contract liability related to guarantees issued	1,157	1,243
Deferred income	131	137
Tax payable	913	526
Other	67	88
Total other current liabilities	2,268	1,994

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

10.	Trade and other payables

As of June 30, 2023, and December 31, 2022, the Group's trade and other payables consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Payables to merchants	11,431	8,581
Money remittances and e-wallets accounts payable	8,807	9,282
Deposits received from agents	3,415	2,407
Payables related to marketing activity	5,751	5,720
Commissions payable	485	375
Accrued personnel expenses and related taxes	2,073	1,865
Other payables	1,086	1,510
Total trade and other payables	33,048	29,740

11.	Customer accounts and amounts due to banks

As of June 30, 2023, and December 31, 2022, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2022	As of June 30, 2023
Legal entities’ current/demand accounts	8,829	11,257
Correspondent accounts of other banks	2,335	3,695
Individuals’ current/demand accounts	39	59
Total customer accounts and amounts due to banks	11,203	15,011

Customer accounts and correspondent accounts of other banks bear interest of up to 7% (2022 – 7%).

12.	Debt

As of June 30, 2023, and December 31, 2022, Group’s debt consisted of the following:

	Credit limit	Effective interest rate	Maturity	As of December 31, 2022	As of June 30, 2023
Non-current interest-bearing debt
Bonds issued	5,000	9.3%	October 10, 2023	3,922	3,745
Total debt				3,922	3,745
Including short-term portion				3,922	3,745

The Group is subject to various covenants regarding its bonds issued. As of June 30, 2023, and December 31, 2022, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Interest expense regarding Group’s debt for the six months ended June 30, 2023 amounted to 141 (for the six months ended June 30, 2022 – 184).

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

13.	Investments in associates

The following table illustrates the summarized financial information of the Group’s investment in the associate (see Note 4):

	As of December 31, 2022	As of June 30, 2023
Current assets, including cash and cash equivalents of 124 (2022-82)	750	1,366
Non-current assets	497	571
Current liabilities	(342)	(1,359)
Non-current debt	(281)	(348)
Equity	624	230
Group’s share in equity 12.6% (2022 - 9.9%)	62	30
Goodwill	241	549
Group’s carrying amount of the investment	303	579

	Six months ended June 30, 2022	Six months ended June 30, 2023
Revenue	–	572
Cost of revenue	–	(440)
Other income and expenses, net	–	(1,067)
including personnel expenses	–	(458)
including depreciation and amortization	–	(44)
Total net loss	–	(935)
Group’s share of total net loss	–	(93)
Gain from contribution to equity by other investors	–	49
Total share of loss of an associate	–	(44)

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

14.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to four years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the six months ended June 30, 2023 recognized under such contracts is 28 (six months ended June 30, 2022 – 14). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of June 30, 2023 are 15 (December 31, 2022 – 25).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2023 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2023	455	433
Additions	29	21
Derecognition	(11)	(11)
Depreciation	(130)	–
Interest expense	–	18
Payments	–	(75)
As of June 30, 2023	343	386
Including short-term portion		302

The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2022 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2022	653	642
Additions	104	104
Derecognition	(136)	(155)
Depreciation	(137)	–
Interest expense	–	30
Payments	–	(64)
As of June 30, 2022	484	557
Including short-term portion		263

For the amount of rent expense recognized from short-term leases and variable lease payments for the three and six months ended June 30, 2023 and June 30, 2022 see note 17.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

15.	Revenue from contracts with customers

Revenue from contracts with customers for three and six months ended June 30 was as follows:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Payment processing fees	10,839	17,787	8,687	17,435
Platform and marketing services related fees	201	436	5,553	11,458
Fees for guarantees issued	334	600	478	895
Cash and settlement service fees	185	460	722	1,238
Other revenue	91	177	205	347
Total revenue from contracts with customers	11,650	19,460	15,645	31,373

For the purposes of interim condensed consolidated statement of cash flows, “Interest income, net” consists of the following:

	Six months ended
	June 30, 2022	June 30, 2023
Interest revenue calculated using the effective interest rate	(3,381)	(3,708)
Interest expense classified as part of cost of revenue	241	162
Interest income and expenses from non-operating activities	(72)	6
Interest income, net, for the purposes of interim condensed consolidated statement of cash flows	(3,212)	(3,540)

16.	Cost of revenue

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Transaction costs	3,260	6,090	3,645	7,309
Platform and marketing services related expenses	29	54	4,630	9,765
Guarantees issued related expenses	141	275	216	400
Interest expense	121	241	84	162
Other expenses	256	559	268	527
Total cost of revenue	3,807	7,219	8,843	18,163

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

17.	Selling, general and administrative expenses

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Advertising, client acquisition and related expenses	80	148	116	193
Tax expenses, except for income and payroll taxes	69	146	77	166
Advisory and audit services	190	434	247	490
Rent of premises	25	51	34	68
Expenses related to Tochka platform services	178	311	282	415
IT related services	92	188	138	252
Business travel and representative expenses	66	95	126	222
Other expenses	73	171	164	337
Total selling, general and administrative expenses	773	1,544	1,184	2,143

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

18.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. On December 9, 2021, the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system. Specifically, an increase of the corporate income tax rate from 12.5% to 15% is envisaged, in line with the OECD Inclusive Framework’s Pillar Two agreement. The European Commission’s proposal indicates that the new rules should be transposed into domestic law by EU Member States by December 31, 2023. Once duly adopted, it is proposed to take effect from January 1, 2024.

The Company is exempt from the special contribution to the Defense Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the ultimate minority shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russian government bonds and 20% applied to their other taxable income.

The Protocol of September 8, 2020 effective from January 1, 2021 established withholding tax rates as 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax expense in the interim condensed consolidated statement of comprehensive income are:

	Three months ended June 30, 2022	Six months ended June 30, 2022	Three months ended June 30, 2023	Six months ended June 30, 2023
Current income tax expense	(1,179)	(1,893)	(761)	(1,860)
Deferred tax (expense)/benefit	(254)	(341)	(193)	15
Income tax expense for the period	(1,433)	(2,234)	(954)	(1,845)

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

19.	Commitments, contingencies and operating risks

Operating environment

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of the Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit certain significant commercial activities of U.S., UK and EU entities in Russia, as well as in certain specific territories affected by the conflict. While the scope of sanctions has been expanding since 2014, when they were first introduced in response to annexation of Crimea, 2022 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops.

Several of Russia’s largest banks, as well as a number of smaller banks are now on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the U.S. is blocked and U.S. entities are prohibited from transacting with them, and are also subject to various EU and UK sanctions. Since March 2, 2022, a number of major Russian banks have been banned from the SWIFT system by the EU.

As of the date of these interim condensed consolidated financial statements, the Group is not subject to any sanctions from the US, the UK or the EU. However, further expansion of the sanctions list, the shutdown of the SWIFT system for some Russian banks, the possible introduction of restrictions on the CBR and a number of companies, including customers and counterparties of the Group, may have a significant impact on the activities and financial position of the Group in the future.

In addition, in response to the Ukraine conflict, numerous companies from the U.S., the EU, the UK and other countries have withdrawn from Russia or suspended, wound down or substantially scaled back their Russian operations, stopped dealings with Russian counterparts, or announced plans to do so, due to what ostensibly is a combination of compliance, political, reputational, and other reasons, in a manner that goes significantly beyond the mere compliance with applicable sanctions. It has been observed that businesses from the U.S., the EU, the UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. Such businesses include, among others, software and hardware providers the use of whose products and services is material to the Group’s operations. Accordingly, the Group may face the risk of interruptions to its normal operations due to the need to replace such products and services and integrate alternative solutions on an emergency basis, and its business, financial condition and results of operations could be materially adversely affected as a result. Further, on March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Russian banks, including Qiwi Bank, unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which has had a limited negative effect on the Group’s payment volumes in 2022 and 2023.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

19.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In response to the actions of foreign countries and companies described above, the Russian Federation has developed and continues to implement a number of legal, financial and economic measures in order to secure and stabilize the Russian economy, as well as severe retaliatory measures, including significant restrictions on foreign companies executing transactions, repatriating profits and proceeds from sales of businesses, challenging regulatory compliance, increasing taxes, implementing new obligatory or voluntary fees and others. Such measures may be applied to the Group, especially given that its parent company is registered in a country that is considered by the Russian Government to be an “unfriendly jurisdiction”.

On March 15, 2023, QIWI received a notice from the Nasdaq Listing Qualifications Staff that the Staff had determined to delist the Company’s American Depositary Shares from the Nasdaq Global Select Market. On June 6, 2023, upon hearing an appeal from the Company, the Panel granted its request to continue its listing on Nasdaq, subject in particular to the Company timely implementing a restructuring plan to divest its Russian assets. Upon implementation of the restructuring plan, the Group will focus on further growth of its international business both by developing its existing operations and through M&A activities.

Currently, the Board of Directors and management are considering various ways to divest the Russian business from QIWI plc in order to maintain the listing on NASDAQ and protect the interests of all groups of investors. At present, there is still additional work required to carefully and comprehensively evaluate the risks and consequences of potential solutions. Furthermore, the restructuring may require certain approvals from various regulatory bodies in Russia, including the CBR, or other countries. As a result, there is no single option for restructuring which could be considered as highly probable. At the same time, such restructuring may result in substantial losses to be recognized in the consolidated financial statements depending on the limitations imposed by such regulatory bodies, as has been evidenced in practice in a number of recent cases where other foreign companies divested Russian assets.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

19.	Commitments, contingencies and operating risks (continued)

Regulatory environment

The Group’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. An example of such investigations was a routine audit by the CBR that resulted in certain restrictions on operations of Qiwi Bank in July 2023 (see Note 22). Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing the Group’s related operating costs and legal risks. If local authorities in Russia or other countries choose to enforce specific interpretations of the applicable legislation that differ from the Group’s, it may be found to be in violation and subject to penalties or other liabilities. This could also limit the Group’s ability to provide some of its services going forward and may increase its cost of doing business.

For more detailed disclosure on operating and regulatory environment and on other key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Taxation

Russian and the CIS countries’ tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. There can be no assurance that the Russian Tax Code and CIS countries’ (specifically, Kazakhstan) tax legislation will not be changed in the future in a manner adverse to the stability and predictability of the Russian and CIS countries’ tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. An example of such new tax is a new “windfall tax” introduced in August 2023 (see Note 22). Recent events within the Russian Federation and Kazakhstan suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclosure on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

19.	Commitments, contingencies and operating risks (continued)

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, amount up to RUB 1.4 billion as assessed by the Group as of June 30, 2023 (RUB 2.2 billion as of December 31, 2022).

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management does not believe that the ultimate liability, if any, arising from such actions or complaints will have a material adverse effect on the financial condition or the results of future operations of the Group.

Following the disclosure of the restrictions imposed by the CBR on the Group in December 2020, QIWI plc and certain of its current and former executive officers have been named as defendants in a putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed after the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intends to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. As of the date of these interim condensed consolidated financial statements there have been no developments regarding the lawsuits, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s financial position. Any negative outcome could result in payments of substantial monetary damages and accordingly the Group’s business could be seriously harmed.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

19.	Commitments, contingencies and operating risks (continued)

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term of up to five years at market rates.

	December 31, 2022	June 30, 2023
	(Stage 1)	(Stage 1)
Performance guarantees	81,537	79,950
Financial guarantees	1,116	783
Total	82,653	80,733

Financial guarantees are issued to Russian companies that do not have an external credit rating. Performance guarantees are issued to small and medium enterprises within the ROWI segment. Starting January 1, 2023, for the assessment of expected credit losses of the performance guaranties the Group applies the same methodology as for the financial guaranties based on the provisions of IFRS9 “Financial Instruments”. Management does not believe that expected losses from the performance guarantees will exceed the amount of contract liability provided for in these interim condensed consolidated financial statements (see Note 9.2).

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments, if the unused amounts were to be drawn down.

	December 31, 2022	June 30, 2023
	(Stage 1)	(Stage 1)
Unused limits on loans to legal entities	1,618	2,636
Credit loss allowance	(19)	(60)

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

20.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2023 and 2022, as well as balances with related parties as of June 30, 2023 and December 31, 2022:

	For the six months ended June 30, 2023		As of June 30, 2023
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	11	–	131	(47)
Key management personnel	–	(269)	–	(256)
Other related parties	15	(40)	77	(30)

	For the six months ended June 30, 2022		As of December 31, 2022
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	–	–	–	(3)
Key management personnel	–	(273)	–	(244)
Other related parties	–	(6)	101	(11)

Benefits of key management and Board of Directors for the six months ended June 30, 2023 comprise of short-term benefits of 173 and benefits under long-term incentive programs of 96 (164 and 69, respectively, and share-based payments of 40 - for the six months ended June 30, 2022).

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

21.	Financial instruments

The Group's principal financial instruments comprise loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long- and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group's financial instruments as of June 30, 2023 and December 31, 2022 is presented by type of the financial instrument in the table below:

		As of December 31, 2022		As of June 30, 2023
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities	AC	4,155	4,131	5,101	5,004
Debt securities	FVOCI	12,820	12,820	28,699	28,699
Long-term loans	AC	822	822	623	623
Long-term loans	FVPL	21	21	–	–
Option received from ADAH	FVPL	470	470	158	158

Financial liabilities
Bonds issued	AC	3,922	3,887	3,745	3,739

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 0.0% - 12.33% and maturity up to January 2037.

Long-term loans generally represent RUB-denominated loans to Russian legal entities and have a maturity up to three years. For the purpose of fair value measurement of these loans the Group uses comparable market interest rates which range between 9 and 38%.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

21.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2023	–	–	–	–
Option received from ADAH	June 30, 2023	158	–	–	158
Assets accounted at fair value through other comprehensive income
Debt securities	June 30, 2023	28,699	28,699	–	–
Assets for which fair values are disclosed
Debt securities	June 30, 2023	5,004	5,004	–	–
Long-term loans	June 30, 2023	623	–	–	623
Liabilities for which fair values are disclosed
Bonds issued	June 30, 2023	3,739	3,739	–	–
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2022	21	–	–	21
Option received from ADAH	December 31, 2022	470	–	–	470
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2022	12,820	12,820	–	–
Assets for which fair values are disclosed
Debt instruments	December 31, 2022	4,131	4,131	–	–
Long-term loans	December 31, 2022	822	–	–	822
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2022	3,887	3,887	–	–

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2023.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to interim condensed consolidated financial statements (Unaudited) (continued)

(in millions of rubles, except when otherwise indicated)

21.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer. With regard to the level 3 assessment of fair value of loans issued, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for the fair value of these assets.

22.	Events after the reporting date

CBR inspection

At the end of July, 2023, during a routine audit of Qiwi Bank, the CBR issued an order to introduce temporary and partial limitations for individuals to withdraw funds from QIWI wallets to bank accounts or make cash withdrawals. As of the date of this condensed consolidated financial statements, Qiwi Bank has already fixed the identified deficiencies and provided the respective evidence to the regulator. Management is currently working closely with the CBR to lift these limitations fully or at least partially. The Group remains financially stable and profitable despite the imposed restrictions. Qiwi Bank has substantial liquidity reserves and maintains the required capital adequacy ratios.

Taxation

In August, 2023, Federal Law 414-FZ was issued in Russia with the effective date of January 1, 2024. It introduces a one-off special tax (windfall tax) which Russian Group subsidiaries are subject to. Although certain terms and aspects of the windfall tax law are unclear and subject to interpretation, it is expected that in case companies will transfer the windfall tax in the form of a voluntary "security payment" to the Russian federal budget in the fourth quarter of 2023 they may reduce the effective rate by up to 50%. The Group expects to utilize the “early payment” option and expects to settle its windfall tax obligation in the fourth quarter 2023 by making a payment of up to RUB 0,5 billion.

In August, 2023, the Russian Federation suspended certain articles of its double taxation treaties with a number of countries, including Cyprus. Consequently, the withholding tax rate in respect of dividends paid to Cyprus is 15% and in respect of interest and royalties, 20%.